CBS CORPORATION

51 West 52nd Street

New York, New York 10019

November 7, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Joshua Shainess

Re:	Registration Statement on Form S-4 (File No. 333-223415) (the
“Registration Statement”) of CBS Corporation (the “Company”)
and CBS Operations Inc. (the “Guarantor”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company and the Guarantor hereby request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement and declare the Registration Statement effective as of November 9, 2018 at 12:00 PM, Washington, D.C. time, or as soon thereafter as practicable.

Please contact Kevin K. Greenslade of Hogan Lovells US LLP, counsel to the Company and the Guarantor, at (703) 610-6189 as soon as the Registration Statement has been declared effective, or if you have any questions or concerns regarding this matter.

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Very truly yours,

CBS CORPORATION

By:	/s/ Lawrence P. Tu
Name:	Lawrence P. Tu
Title:	Senior Executive Vice President and Chief Legal Officer

CBS OPERATIONS INC.

By:	/s/ Lawrence P. Tu
Name:	Lawrence P. Tu
Title:	Senior Executive Vice President and Chief Legal Officer